Daniel C. Persinger 616.752.2353 Fax 616.222.2353 dpersinger@wnj.com

March 3, 2014

Mr. Mark W. Webb

Legal Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Macatawa Bank Corporation Registration Statement on Form S-3 Filed January 17, 2014 File No. 333-193406

Dear Gentlemen:

This letter provides Macatawa Bank Corporation's (the "Company") response to the Commission staff letter dated January 28, 2014 (the "Comment Letter"). For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's responses to the comments immediately follow.

The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Registration Statement on Form S-3

General

  We note that you have not amended your Form 8-K filed on May 8, 2013 to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. We also note that your Form 8-K filed on January 6, 2014 was not signed by the company. In light of the above, please tell us why you believe you satisfy the eligibility requirements set forth in General Instruction I.A.3.(b) of Form S-3 for the use of Form S-3, which requires timely filing of all required Exchange Act reports for the prior twelve calendar months prior to the filing of your registration statement. Alternatively, please either re-file the offering in a registration statement on Form S-1, or contact the Office of Chief Counsel to request a waiver regarding your S-3 eligibility.

Response:

We contacted the Office of Chief Counsel and requested permission for Macatawa to use Form S-3 notwithstanding the omissions noted in your comment. Ms. Carolyn Sherman of the Office of Chief Counsel advised us on February 21, 2014 that the Office had no objection to Macatawa's use of Form S-3.

Warner Norcross & Judd LLP

Attorneys at Law

900 Fifth Third Center • 111 Lyon Street, N.W.

Grand Rapids, Michigan 49503-2487 • www.wnj.com

Mr. Mark W. Webb

March 3, 2014

______________________

  Paragraph 23 of Schedule A to the Securities Act of 1933 requires that a Section 10 prospectus disclose “the names and addresses of counsel who have passed on the legality of the issue[.]” Please revise your prospectus accordingly.

Response:

We have revised the Prospectus by adding the names and address of counsel who have passed on the legality of the issue.

Incorporation of Certain Information by Reference, page 5

  We note that you incorporated the description of the common stock provided in your registration statement on Form SB-2, which is a Securities Act registration statement. Item 12(a)(3) of Form S-3 only allows the incorporation of a capital stock’s description that is contained in a registration statement filed under the Exchange Act, not the Securities Act. Please revise. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation Question 123.07, available on our website.

Response:

We have revised the Prospectus to incorporate the description of common stock from Macatawa's Registration Statement on Form 8-A filed April 30, 1999.

Exhibit 5.1

  Please have counsel revise the legality opinion to opine that the Shares are validly issued, fully paid, and non-assessable. Otherwise, please tell us why you are providing a “will be” opinion on these shares.

Response:

We have revised the legality opinion to opine that the shares are validly issued, fully paid and non-assessable.

  We note that the legality opinion includes a consent to the filing of the opinion as an exhibit to the registration statement. Please also obtain and file a consent from counsel to the prospectus discussion of the opinion and a consent to being named in the registration statement. For guidance, please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section IV.

Mr. Mark W. Webb

March 3, 2014

______________________

Response:

We have revised the legality opinion to include a consent to the Prospectus discussion of the opinion and consent to being named in the Registration Statement.

Macatawa has filed an amendment to its Registration Statement on Form S-3 contemporaneously with this letter. We will send a redline version to you under separate cover. Please let me know if you have any questions or comments. Thank you for your assistance in this matter.

Very truly yours,

/s/ Daniel C. Persinger

Daniel C. Persinger